Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-191676 on Form S-8 of our report dated March 2, 2015, relating to the financial statements of Western Refining Logistics, LP and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Wholesale Acquisition, which represented a transfer of assets between entities under common control resulting in the consolidated financial statements being retrospectively adjusted to present results as if the related assets had been owned historically), and the effectiveness of Western Refining Logistics, LP and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Western Refining Logistics, LP and subsidiaries for the year ended December 31, 2014.

/s/ DELOITTE & TOUCHE LLP

Phoenix, AZ
March 2, 2015